L U C I Λ


techstars
techstars_

Dear First name / friend , here is your October update:

- We started **Techstars** Baltimore Catalyst Accelerator
- Income **increased by +51.6%** from August to September
- We're pitching at the NYC Tech Week **Travel & Hospitality Pitch & Mingle** event on 10/18
- We're pitching at the upcoming U. of Notre Dame **Innovation RALLY** on 10/13 in South Bend

Our Ask: We are racing towards a first close on our $1.5M priced round with >50% of the close target is soft-circled/hard-committed. Reply "***interested***" if you want to see a term sheet.

As a reminder, **Lucia** is bringing the gig economy market to the hospitality & travel industry. We've built a community of businesses and hospitality workers alike who are looking for a new way of flexible work.

As we navigate the post-pandemic landscape, the recovery of the hospitality labor force has presented its challenges. We've found a win-win-win flexible work system that gives employees more autonomy and gives employers more options. (**see deck**)

Looking Ahead & Wins:

- We started **Techstars Catalyst**! Learning a ton and can't wait for our next trip to Baltimore in a few weeks.
- **Income increased by +51.6%** from August to September (**see data room**)
- Sarah spoke at **Princeton's Female Founded Conference** and killed it.
- Grace is pitching at **Innovation RALLY** in South Bend this week.
- We brought on a **virtual assistant** to help free up some time so we can get back to customers and investors quicker.

Challenges:

- **We need to simplify our offerings.** We've been doing customer interviews and we need to scale back the complexity of the platform so users have an easier time trying us.

Metrics:

- Total Income: $39,458.58
  - Task Income: $34,736.32
  - Subscription Income: $4,722.26
- Churn Rate: 6.8%
- Average Purchase Value (APV): $35.57

- Average Purchase Frequency (APF): 2.08
- (**see data room for more**)

September Financials:

- Cash in the Bank: $82,254.47
- Gross Profit: $20,770.77
- Gross Burn: $32,257.34
- Net Burn: $11,486.57
- Runway: 7 months

If you helped us with an intro, sent an article, or just checked in on us this past month, we're so so grateful. Thank you.

Cheers,
Grace McBride*, CEO of Lucia*



LUCIA